United States securities and exchange commission logo





                             February 23, 2021

       Xiaofeng Gao
       Chief Executive Officer
       Skillful Craftsman Education Technology Ltd
       Floor 4, Building 1, No. 311, Yanxin Road
       Huishan District, Wuxi
       Jiangsu Province, PRC 214000

                                                        Re: Skillful Craftsman
Education Technology Ltd
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2020
                                                            Filed August 17,
2020
                                                            File No. 001-39360

       Dear Mr. Gao:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2020

       Note 7. Intangible assets, net, page 20

   1. Please disclose the estimated aggregate amortization expense of intangible assets for each of the five succeeding
fiscal years. Refer to ASC 350-30-50-2(a)(3).
 Xiaofeng Gao
FirstName  LastNameXiaofeng    Gao
Skillful Craftsman Education Technology Ltd
Comapany23,
February    NameSkillful
              2021       Craftsman Education Technology Ltd
February
Page  2 23, 2021 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Richard Anslow, Ellenoff, Grossman & Schole LLP